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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No 3)*

SI International, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class Of Securities)

78427V 10 2 (CUSIP Number)

July 28, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act Of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 78427V 10 2

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Frontenac Company VII, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 (see Item 4 on page 12 below)
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 0 (see Item 4 on page 12 below)
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (see Item 4 on page 12 below)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) 00 - Limited Liability Company

CUSIP No. 78427V 10 2

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Frontenac VII Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 (see Item 4 on page 12 below)
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 0 (see Item 4 on page 12 below)
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (see Item 4 on page 12 below)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 78427V 10 2

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paul D. Carbery
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 25,000 (see Item 4 on page 12 below)
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 25,000 (see Item 4 on page 12 below)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000 (see Item 4 on page 12 below)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 78427V 10 2

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James E. Cowie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 4,012
6 SHARED VOTING POWER 25,000 (see Item 4 on page 12 below)
7 SOLE DISPOSITIVE POWER 4,012
8 SHARED DISPOSITIVE POWER 25,000 (see Item 4 on page 12 below)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,012 (see Item 4 on page 12 below)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 78427V 10 2

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James E. Crawford III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 18,358
6 SHARED VOTING POWER 25,000 (see Item 4 on page 12 below)
7 SOLE DISPOSITIVE POWER 18,358
8 SHARED DISPOSITIVE POWER 25,000 (see Item 4 on page 12 below)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,358 (see Item 4 on page 12 below)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 78427V 10 2

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rodney L. Goldstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 8,534
6 SHARED VOTING POWER 25,000 (see Item 4 on page 12 below)
7 SOLE DISPOSITIVE POWER 8,534
8 SHARED DISPOSITIVE POWER 25,000 (see Item 4 on page 12 below)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,534 (see Item 4 on page 12 below)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 78427V 10 2

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Martin J. Koldyke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 0 (see Item 4 on page 12 below)
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 0 (see Item 4 on page 12 below)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (see Item 4 on page 12 below)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 78427V 10 2

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Laura P. Pearl
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 3,501
6 SHARED VOTING POWER 25,000 (see Item 4 on page 12 below)
7 SOLE DISPOSITIVE POWER 3,501
8 SHARED DISPOSITIVE POWER 25,000 (see Item 4 on page 12 below)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,501 (see Item 4 on page 12 below)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 78427V 10 2

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeremy H. Silverman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UK

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 25,000 (see Item 4 on page 12 below)
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 25,000 (see Item 4 on page 12 below)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (see Item 4 on page 12 below)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13G

Item 1(a)	Name of Issuer: SI International, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices: 12012 Sunset Hills Road, Suite 800 Reston, Virginia 20190

Item 2(a)

Name of Person Filing:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Act”):

Frontenac Company VII, L.L.C. (general partner of Frontenac VII Limited Partnership),

Frontenac VII Limited Partnership,

James E. Cowie (member of Frontenac Company VII, L.L.C.),

Paul D. Carbery (member of Frontenac Company VII, L.L.C.),

James E. Crawford, III (member of Frontenac Company VII, L.L.C.),

Rodney L. Goldstein (member of Frontenac Company VII, L.L.C.),

Martin J. Koldyke (member of Frontenac Company VII, L.L.C.),

Laura P. Pearl (member of Frontenac Company VII, L.L.C.),

Jeremy H. Silverman (member of Frontenac Company VII, L.L.C.),

or collectively, the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.

Item 2(b)	Address of Principal Business Office or, if none, Residence: The address of the principal business office of each of the Reporting Persons is 135 S. LaSalle Street, Suite 3800, Chicago, IL 60603.

Item 2(c)	Citizenship: See Item 4 of each of pages 2-10 for the citizenship or place of organization for each Reporting Person.

Item 2(d)	Title of Class of Securities: Common Stock, par value $0.01 per share.

Item 2(e)	CUSIP No.: 78427V 10 2

Item 3	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or Dealer registered under Section 15 of the Act

	(b)	☐	Bank as defined in section 3(a)(6) of the Act

	(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act

	(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940

	(e)	☐	Investment Adviser in accordance with Section 240.13d-1(b)(1)(ii)(E)

	(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Section 240.13d-1(b)(1)(ii)(F)

	(g)	☐	Parent Holding Company or control person in accordance with Section 240.13d-1(b)(G)

	(h)	☐	Savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act

	(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940

	(j)	☐	Group, in accordance with Section 230.13d-1(b)(1)(ii)(J)

This Schedule is not being filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c) and, therefore, none of the above are applicable.

Item 4	Ownership:

(a)

Amount beneficially owned:

See Item 9 of each of pages 2-10 for the beneficial ownership of each of the Reporting Persons. Frontenac Company VII, LLC (“Frontenac LLC”) is the general partner of Frontenac VII Limited Partnership (“Frontenac VII”) and Frontenac Masters VII Limited Partnership (“Masters”), both former stockholders of SI International, Inc. (“SI”), and had the sole power to direct the vote and disposition of the shares held by Frontenac VII and Masters. Mr. Carbery, Mr. Cowie, Mr. Crawford, Mr. Goldstein, Mr. Koldyke, Ms. Pearl and Mr. Silverman are members of Frontenac LLC and had the shared power to direct the voting and disposition of the shares held directly by Frontenac VII and Masters. As a result of the foregoing, Frontenac LLC and each member of Frontenac LLC may have been deemed to have indirect beneficial ownership of the shares previously held by Frontenac VII and Masters. Beneficial ownership of the shares held by Frontenac VII and Masters was disclaimed by Frontenac LLC and each member. These individual members (with the exception of Mr. Koldyke) may also be deemed to share beneficial ownership of 25,000 shares issuable under options granted to directors of SI International, Inc. who are associated with Frontenac LLC. The filing of this form shall not be deemed an admission that Frontenac LLC or any member is, for purposes of Section 13(d), Section 13(g) or otherwise, the beneficial owner of any of the foregoing shares. The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.

(b)

Percent of class:

See Item 11 of each of pages 2-10 for the percent of class beneficially owned by each of the Reporting Persons. All ownership percentages of the securities reported herein are based upon 11,338,085 shares of Common Stock outstanding as of December 31, 2005.

(c) Number of shares as to which such the person has:

(i) Sole power to vote or to direct the vote: See Item 5 of each of pages 2-10 for the information regarding each Reporting Person.

(ii) Shared power to vote or to direct the vote: See Item 6 of each of pages 2-10 for the information regarding each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of: See Item 7 of each of pages 2-10 for the information regarding each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of: See Item 8 of each of pages 2-10 for the information regarding each Reporting Person.

Item 5

Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person: Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not applicable.

Item 8	Identification and Classification of Members of the Group: See response to Item 4.

Item 9	Notice of Dissolution of Group: Not applicable.

Item 10	Certification: Not applicable.

13 of 14

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2006

/s/ Karen C. Fanelli
Karen C. Fanelli, under Power of Attorney* for:
Frontenac Company VII, L.L.C.
Frontenac VII Limited Partnership
Paul D. Carbery
James E. Cowie
James E. Crawford, III
Rodney L. Goldstein
Martin J. Koldyke
Laura P. Pearl
Jeremy H. Silverman

*	The Powers of Attorneys for the Reporting Persons are incorporated by reference to the Schedule 13G related to SI International and filed on behalf of the reporting persons on February 11, 2003.

14 of 14

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: February 13, 2006

FRONTENAC VII LIMITED PARTNERSHIP		FRONTENAC COMPANY VII, L.L.C.

BY:	Frontenac Company VII, L.L.C., its general partner	BY:	, a member

BY:	, a member

/s/ James E. Crawford III James E. Crawford III		/s/ Paul D. Carbery Paul D. Carbery

/s/ James E. Cowie James E. Cowie		/s/ Rodney L. Goldstein Rodney L. Goldstein

/s/ Martin J. Koldyke Martin J. Koldyke		/s/ Laura P. Pearl Laura P. Pearl

/s/ Jeremy H. Silverman Jeremy H. Silverman